UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 1, 2013

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on April 29, 2013

Press release

Luxottica continues solid growth in first quarter of 2013

Net sales increased by 5.6% (at constant exchange rates1) to approximately Euro 1.9 billion with double-digit growth (up 17% at constant exchange rates1,6) in emerging markets

Milan, Italy, April 29, 2013 — The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, met today and approved the consolidated results for the quarter ended March 31, 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

First quarter of 20132

(in millions of Euro)	1Q 2013	1Q 2012	Change

Net sales	1,864	1,788	+4.2% (+5.6% at constant exchange rates1)

Wholesale Division	781	727	+7.5% (+9.3% at constant exchange rates1)

Retail Division	1,083	1,061	+2.0% (+3.1% at constant exchange rates1)

Operating income	275	234	+17.6%
Adjusted[3,4]	275	255	+7.7%

Net income attributable to Luxottica Group stockholders	159	129	+23.5%
Adjusted[3,4]	159	144	+10.5%

Earnings per share	0.34	0.28	+21.5%
Adjusted[3,4]	0.34	0.31	+8.7%
In US$ adjusted[3,4]	0.45	0.41	+9.5%

Operating performance for the first quarter of 2013

Luxottica’s strong growth continued into 2013 and the Group has a positive and optimistic outlook for its future performance. The first quarter of 2013 saw positive growth in terms of both net sales and profits and confirmed the Group’s expectations in terms of robust and continued growth, particularly in emerging markets (+17% at constant exchange rates1,6).

Net income for the first quarter of 2013 increased to Euro 159 million (+10.5%3) from adjusted net income3,4 of Euro 144 million reported in the first quarter of 2012. Net sales in the period reached approximately Euro 1.9 billion (+5.6% at constant exchange rates1), with double-digit growth in emerging markets (+17% at constant exchange rates1,6). The Group’s operating income for the period rose to Euro 275 million (+7.7%3).

“The first quarter has marked a strong, solid start to the year, sustained by all of our leading brands in all the geographic areas important to our company. The positive results in the first quarter of 2013 confirmed our expectations for the period and provide a strong basis for another year of growth. We have managed to improve on our record profits and net sales by focusing on the Group’s unique and specific assets and continuing to invest in high-potential, fast-growing markets”, commented Andrea Guerra, Chief Executive Officer of Luxottica.

“We achieved significant growth especially in emerging countries, where net sales increased by almost 20% at constant exchange rate1,6. In Brazil, where Luxottica net sales grew 30% at constant exchange rates1,6, the merger with Tecnol is now running smoothly, delivering significant benefits as a result of our dedicated focus during 2012. North America, our most important region, once again registered solid growth, after a few jitters in February and a slight pick-up in March, which has continued into April. In Europe, we are performing at three different speeds: in Eastern Europe, growth has been very fast; in Continental Europe the results have exceeded expectations and are extremely satisfactory; and in Mediterranean Europe the business is going through a difficult patch, but Italy is keeping the pace thanks to the investments made by the Group.”

“Our brand portfolio is in excellent shape and it is expanding. Ray-Ban and Oakley continued to perform extremely well, retaining their titles as captains in the industry. During the first quarter 2013, in the premium and luxury segment, the licensing agreement with Armani Group became operational and we completed the merger with the iconic Alain Mikli brand, enriching the newly created Atelier Division. We are taking important steps in the development process that aims to make Luxottica the benchmark in an increasingly strategic market segment where we expect to see double-digit growth in 2013.”

“Looking forward to the next few months, we will continue to invest in our expansion. In particular, the emerging markets are expected to be one of the main drivers of growth, sustained by ongoing investments in people and brands, and by expanding the Retail Division via acquisitions and better penetration of existing channels, especially in Southeast Asia and Latin America.”

“The important achievements in the first quarter of the year are also the result of the work of all the people at Luxottica who have performed with commitment, competence and determination. Their commitment to quality and excellence allows us to look to the future with optimism and confidence.”

The Group

Net sales for the first quarter of 2013 were Euro 1,864 million, up 4.2% from the same period in 2012 (+5.6% at constant exchange rates1).

EBITDA4 for the first quarter of 2013 increased by 6.6% over adjusted EBITDA3,4 in the same period in 2012, reaching Euro 365 million. The EBITDA margin3,4 was therefore up from an adjusted 19.2%3,4 recorded in the first quarter of 2012 to 19.6% in the first quarter of 2013.

Operating income for the first quarter of 2013 amounted to Euro 275 million up 7.7% from adjusted operating income3,4 of Euro 255 million in the same period of 2012.

The Group’s operating margin therefore rose to 14.7% in the first quarter of 2013 from an adjusted operating margin3,4 of 14.3% in the first quarter of 2012.

Net income for the period was Euro 159 million, up by 10.5% from adjusted net income3,4 of Euro 144 million for the first quarter of 2012, corresponding to earnings per share (EPS) of Euro 0.34.

Net debt4 as of March 31, 2013 was Euro 1,816 million (Euro 1,662 million at December 31, 2012), and the ratio of net debt to EBITDA4 was 1.3x compared with a ratio of net debt to adjusted EBITDA3,4 of 1.2x at the end of 2012. During the first quarter of 2013, the Group invested approximately Euro 138 million in acquisitions.

Wholesale Division

Total sales for the Wholesale Division rose to Euro 781 million from Euro 727 million in the first quarter of 2012 (+7.5% at current exchange rates and +9.3% at constant exchange rates1).

The Wholesale Division’s operating income amounted to Euro 188 million, up by 9% compared with the Euro 173 million reported in the first quarter of 2012, which also was successful for the Division.

The operating margin rose to 24.1% from 23.8% in the first quarter of 2012.

Sales performance for the Wholesale Division in Luxottica’s primary geographic markets saw markedly positive results in emerging markets (approximately +19% at constant exchange rates1,6), North America (+9.4% at constant exchange rates1,6) and continental Europe (+9.2% at constant exchange rates1,6), especially in France, Germany and the Nordic countries.

Net sales in Eastern Europe increased by 19.8% at constant exchange rates1,6, while the markets in Mediterranean Europe felt more keenly the effects of the difficult macroeconomic environment.

In the first quarter of the year, the optical business saw robust and continuous double-digit growth, becoming one of the Group’s businesses with the greatest potential for growth, capitalizing on favorable international demographic and social trends.

Retail Division

Net sales for the Retail Division were Euro 1,083 million up from Euro 1,061 million in the first quarter of 2012 (+2% at current exchange rates and +3.1% at constant exchange rates1).

The Division’s operating income for the first quarter of 2013 amounted to Euro 132 million, up by 5.9% over the Euro 125 million in adjusted operating income3,4 recorded for the same period of 2012.

The operating margin  for the  quarter was 12.2% up from the adjusted operating margin3,4 of 11.8% in the first quarter of 2012.

The Retail Division in North America experienced a solid start to the year. Despite the fact that the month of February was slow in terms of traffic, the Division resumed its positive growth trend in March and this trend has continued into April.

Additionally, during the first quarter of 2013, Australia experienced excellent performance in both the specialized sun store chain (Sunglass Hut) and optical stores (OPSM), producing increased comparable store sales5 of 16.1% at Sunglass Hut and 9.6% at OPSM.

§

Luxottica Group S.p.A. Board of Directors  has authorized the establishment of a Euro 2,000,000,000 “Euro Medium Term Note Programme” pursuant to which Luxottica Group S.p.A. may from time to time offer notes to institutional investors in certain jurisdictions (excluding the United States).  The notes issued under this program are expected to be listed on the Luxembourg Stock Exchange.

§

The Annual General Meeting of Stockholders of Luxottica Group S.p.A. took place today. Stockholders approved the Company’s financial statements for the fiscal year ended December 31, 2012 and the distribution of a cash dividend of Euro 0.58 per ordinary share, reflecting a year-over-year increase of 18%. The aggregate dividend amount is approximately Euro 270 million.

The cash dividend will be payable on May 23, 2013 (the coupon detachment date will be May 20, 2013 pursuant to the Borsa Italiana calendar with a record date of May 22, 2013). Regarding the American Depositary Receipts (ADRs) listed on the New York Stock Exchange, the record date will be May 22, 2013 and, according to Deutsche Bank Trust Company Americas (the depositary bank for the ADR program), the payment date for the dividend in U.S. dollars is expected to be May 31, 2013 at the Euro/U.S. Dollar exchange rate as of May 23, 2013.

The Annual General Meeting of Stockholders also approved the adoption of the incentive plan for employees of the Company and its subsidiaries ‘Performance Share Plan 2013-2017’ and the Remuneration Policy in accordance with Article 123-ter of the Consolidated Law on Finance.

§

Luxottica also announced that its Annual Report on Form 20-F for the fiscal year ended December 31, 2012 has been filed with the U.S. Securities and Exchange Commission (SEC). The report is available at the registered office, on the Group’s corporate website at www.luxottica.com, on the SEC website at www.sec.gov and on the Milan stock exchange Borsa Italiana website at www.borsaitaliana.it. Requests for hard copies (free of charge) of the Group’s complete audited financial statements which are included in our Form 20-F may be made by contacting the Group’s investor relations department at the address investorrelations@luxottica.com.

§

The results for the first quarter of 2013 will be discussed today at 6:30 p.m. (CET) during a conference call with the financial community. The audio portion and related presentation will be publicly available via live webcast at www.luxottica.com.

The officer responsible for preparing the Company’s financial reports, Enrico Cavatorta, declares, pursuant to Article 154-bis, Section 4, of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Luxottica Group — Contacts

Cristina Parenti Group Corporate Communication and Public Relations Director Tel.: +39 (02) 8633 4683 Email: cristina.parenti@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4870 Email: InvestorRelations@Luxottica.com

Ana Iris Reece Group Financial and Corporate Press Office Manager Tel.: +39 (02) 8633 4912 Email: anairis.reece@luxottica.com

www.luxottica.com

Notes on the press release

(1) Figures given at constant exchange rates have been calculated using the average exchange rates of the respective comparative period in the previous year. For further information, please see the attached tables.

(2) All comparisons, including percentage changes, are between the three-month periods ended March 31, 2013 and March 31, 2012, as indicated, in accordance with IAS/IFRS. As of January 2013, the Group adopted the revised IAS 19 — Employee Benefits standard. Group information for prior periods has been restated in compliance with the requirements of the revised standards. As a result, the Group’s first quarter 2012 operating income and net income decreased by Euro 2.9 million and Euro 1.8 million, respectively.

(3) The adjusted data for the first quarter of 2012 does not include restructuring costs relating to the reorganization of the Australian retail business amounting to an approximately Euro 22 million adjustment to operating income and an approximately Euro 15 million adjustment to net income.

(4) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted operating margin, free cash flow, net debt, the ratio of net debt to adjusted EBITDA, adjusted net income, adjusted operating income and adjusted earnings per share are not measures in accordance with IAS/IFRS. For further information on such non-IAS/IFRS measures, please see the attached tables.

(5) Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(6) Sales performance of Luxottica Group in the first quarter of 2013 at current exchange rates was approximately +13% in the emerging markets and +15% in Brazil.

Sales performance of the Wholesale Division in the first quarter of 2013 at current exchange rates was approximately +13% in the emerging markets, +8.5% in North America and +9.3% in continental Europe. Sales performance of the Wholesale Division in the first quarter of 2013 at current exchange rates was +20.1% in Eastern Europe.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. Proprietary brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli, Arnette and REVO, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2012, Luxottica Group posted net sales of more than €7.0 billion. Additional information on the Group is available at www.luxottica.com

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

- APPENDIX FOLLOWS -

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2013 AND MARCH 31, 2012

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2013	2012 (2)	% Change

NET SALES	1,864,119	1,788,172	4.2%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	159,234	128,976	23.5%

BASIC EARNINGS PER SHARE (ADS) (3)	0.34	0.28	21.5%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (4)	2013	2012 (2)	% Change

NET SALES	2,460,637	2,343,936	5.0%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	210,189	169,062	24.3%

BASIC EARNINGS PER SHARE (ADS)(3)	0.45	0.37	21.6%

	2013	2012
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively.

(2)  As of January 1, 2013, the Group adopted the revised IAS 19 Employee Benefits standard. Group information for prior periods has been restated in compliance with the requirements of the revised standard. As a result, the Q1 2012 Group’s operating income  and net income decreased by Euro 2.9 million and Euro 1.8 million, respectively.

(3) Weighted average number of outstanding shares	469,697,345	462,217,203
(4) Average exchange rate (in U.S. Dollars per Euro)	1.3200	1.3108

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2013 AND MARCH 31, 2012

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2013	% of sales	2012	% of sales	% Change

NET SALES	1,864,119	100.0%	1,788,172	100.0%	4.2%
COST OF SALES	(645,713)		(622,564)
GROSS PROFIT	1,218,406	65.4%	1,165,608	65.2%	4.5%
OPERATING EXPENSES:
SELLING EXPENSES	(562,685)		(571,572)
ROYALTIES	(36,170)		(32,518)
ADVERTISING EXPENSES	(111,553)		(101,978)
GENERAL AND ADMINISTRATIVE EXPENSES	(233,181)		(225,945)
TOTAL	(943,589)		(932,013)
OPERATING INCOME	274,817	14.7%	233,595	13.1%	17.6%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(26,555)		(36,984)
INTEREST INCOME	2,548		5,417
OTHER - NET	177		(69)
OTHER INCOME (EXPENSES)-NET	(23,830)		(31,636)
INCOME BEFORE PROVISION FOR INCOME TAXES	250,987	13.5%	201,960	11.3%	24.3%
PROVISION FOR INCOME TAXES	(90,366)		(71,061)

NET INCOME	160,622	8.6%	130,899	7.3%	22.7%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	159,234	8.5%	128,976	7.2%	23.5%
- NON-CONTROLLING INTERESTS	1,387	0.1%	1,923	0.1%
NET INCOME	160,622	8.6%	130,899	7.3%	22.7%

BASIC EARNINGS PER SHARE (ADS):	0.34		0.28

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.34		0.28

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	469,697,345		462,217,203

FULLY DILUTED AVERAGE NUMBER OF SHARES	472,742,228		464,615,581

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO	March 31, 2013	December 31, 2012

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	582,096	790,093
ACCOUNTS RECEIVABLE - NET	893,286	698,755
INVENTORIES - NET	765,732	728,767
OTHER ASSETS	228,202	209,250
TOTAL CURRENT ASSETS	2,469,315	2,426,866

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,200,668	1,192,394
GOODWILL	3,299,528	3,148,770
INTANGIBLE ASSETS - NET	1,389,867	1,345,688
INVESTMENTS	57,225	11,745
OTHER ASSETS	163,804	147,036
DEFERRED TAX ASSETS	162,696	169,662
TOTAL NON-CURRENT ASSETS	6,273,790	6,015,294

TOTAL	8,743,105	8,442,160

CURRENT LIABILITIES:
BANK OVERDRAFTS	92,257	90,284
CURRENT PORTION OF LONG-TERM DEBT	240,311	310,072
ACCOUNTS PAYABLE	653,970	682,588
INCOME TAXES PAYABLE	126,614	66,350
SHORT TERM PROVISIONS FOR RISKS AND OTHER CHARGES	85,443	66,032
OTHER LIABILITIES	597,533	589,658
TOTAL CURRENT LIABILITIES	1,796,127	1,804,984

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	2,065,820	2,052,107
EMPLOYEE BENEFITS	154,500	191,710
DEFERRED TAX LIABILITIES	211,671	227,806
LONG TERM PROVISIONS FOR RISKS AND OTHER CHARGES	123,697	119,612
OTHER LIABILITIES	55,349	52,702
TOTAL NON-CURRENT LIABILITIES	2,611,036	2,643,936

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	4,323,579	3,981,372
NON-CONTROLLING INTEREST	12,363	11,868
TOTAL STOCKHOLDERS’ EQUITY	4,335,942	3,993,240

TOTAL	8,743,105	8,442,160

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2013 AND MARCH 31, 2012

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2013

Net Sales	780,999	1,083,120		1,864,119
Operating Income	188,398	132,193	(45,774)	274,817
% of Sales	24.1%	12.2%		14.7%
Capital Expenditures	28,393	40,437		68,830
Depreciation & Amortization	25,333	43,535	21,661	90,529

2012

Net Sales	726,794	1,061,378		1,788,172
Operating Income	172,919	103,157	(42,480)	233,595
% of Sales	23.8%	9.7%		13.1%
Capital Expenditures (1)	22,758	52,864		75,622
Depreciation & Amortization	23,112	43,461	20,818	87,390

Notes :

(1) In 2012, Capital Expenditures include Retail division finance leases of Euro 14.2 million. Capital Expenditures excluding finance leases were Euro 61.4 million.

Non-IAS/IFRS Measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, operating income, operating margin, net income and earnings per share.

For comparative purposes, management has made adjustments to fiscal year 2012 measures for comparative purposes as described in the footnotes to the tables that contain such fiscal year 2012 data.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted comparisons due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitation by using these adjusted measures as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IAS/IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IAS/IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group

	1Q13					1Q12
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS
Reported	1,864.1	365.3	274.8	159.2	0.34	1,788.2	321.0	233.6	129.0	0.28
> Adjustment for OPSM reorganization							21.7	21.7	15.2	0.03
Adjusted	1,864.1	365.3	274.8	159.2	0.34	1,788.2	342.6	255.3	144.1	0.31

Retail Division

	1Q13					1Q12
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS
Reported	1,083.1	175.7	132.2	n.a.	n.a.	1,061.4	146.6	103.2	n.a.	n.a.
> Adjustment for OPSM reorganization							21.7	21.7
Adjusted	1,083.1	175.7	132.2	n.a.	n.a.	1,061.4	168.3	124.8	n.a.	n.a.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro

	1Q 2012	1Q 2013	FY 2012	LTM March 31, 2013
Net income/(loss)	129.0	159.2	534.0	564.2
(+)
Net income attributable to non-controlling interest	1.9	1.4	4.2	3.7
(+)
Provision for income taxes	71.1	90.4	306.0	325.3
(+)
Other (income)/expense	31.6	23.8	125.7	117.9
(+)
Depreciation & amortization	87.4	90.5	358.5	361.7
(+)
EBITDA	321.0	365.3	1,328.4	1,372.8
(=)
Net sales	1,788.2	1,864.1	7,086.1	7,162.0
(/)
EBITDA margin	18.0%	19.6%	18.7%	19.2%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro

	1Q 2012(1)	1Q 2013	FY 2012(2)	LTM March 31, 2013 (1) (2)
Adjusted net income/(loss)	144.1	159.2	560.0	575.1
(+)
Net income attributable to non-controlling interest	1.9	1.4	4.2	3.7
(+)
Adjusted provision for income taxes	77.6	90.4	302.0	314.8
(+)
Other (income)/expense	31.6	23.8	125.7	117.9
(+)
Adjusted depreciation & amortization	87.4	90.5	358.2	361.3
(+)
Adjusted EBITDA	342.6	365.3	1,350.1	1,372.8
(=)
Net sales	1,788.2	1,864.1	7,086.1	7,162.0
(/)
Adjusted EBITDA margin	19.2%	19.6%	19.1%	19.2%
(=)

The adjusted figures exclude the following:

(1)      non-recurring OPSM reorganization costs with approximately  €22 million impact on operating income and an approximately € 15 million adjustment to net income.

(2)      (a) non-recurring OPSM reorganization costs with approximately  €22 million impact on operating income and an approximately  €15 milion adjustment to net income; and

(b) a non-recurring accrual for tax audit relating to Luxottica S.r.l. (fiscal Year 2007) of approximately  €10 million.

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio:  Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include them in this presentation in order to:

•             improve transparency for investors;

•             assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•             assist investors in their assessment of the Company’s cost of debt;

•             ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•             properly define the metrics used and confirm their calculation; and

•             share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•             EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•             EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•             EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•             EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•             EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•             EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•             The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the table on the preceding pages.

Non-IAS/IFRS Measure: Net debt and Net debt / EBITDA

Millions of Euro

	Mar. 31, 2013	Dec. 31, 2012
Long-term debt (+)	2,065.8	2,052.1
Current portion of long-term debt (+)	240.3	310.1
Bank overdrafts (+)	92.3	90.3
Cash (-)	(582.1)	(790.1)
Net debt (=)	1,816.3	1,662.4
EBITDA	1,372.8	1,328.4
Net debt/EBITDA	1.3x	1.3x
Net debt @ avg. exchange rates (1)	1,813.1	1,679.0
Net debt @ avg. exchange rates (1)/EBITDA	1.3x	1.3x

(1) Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IAS/IFRS Measure: Net debt and Net debt / Adjusted EBITDA

Millions of Euro

	Mar. 31, 2013	Dec. 31, 2012[1]
Long-term debt (+)	2,065.8	2,052.1
Current portion of long-term debt (+)	240.3	310.1
Bank overdrafts (+)	92.3	90.3
Cash (-)	(582.1)	(790.1)
Net debt (=)	1,816.3	1,662.4
LTM Adjusted EBITDA	1,372.8	1,350.1
Net debt/LTM Adjusted EBITDA	1.3x	1.2x
Net debt @ avg. exchange rates (1)	1,813.1	1,679.0
Net debt @ avg. exchange rates (1)/LTM EBITDA	1.3x	1.2x

(1)         Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

(a) non-recurring OPSM reorganization costs with approximately  €22 million impact on operating income and an approximately  €15 milion adjustment to net income; and

(b) a non-recurring accrual for tax audit relating to Luxottica S.r.l. (fiscal Year 2007) of approximately  €10 million.

Non-IAS/IFRS Measures: Free Cash Flow

Free cash flow represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include it in this presentation in order to:

•             Improve transparency for investors;

•             Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

•             Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•             Properly define the metrics used and confirm their calculation; and

•             Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•             The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

•             Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

•             Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

1Q 2013
EBITDA (1)	365
Δ working capital	(255)
Capex	(69)

Operating cash flow	42
Financial charges (2)	(24)
Taxes	(14)
Extraordinary charges (3)	0

Free cash flow	4

(1)         EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of adjusted EBITDA to EBITDA and EBITDA to net income

(2)         Equals interest income minus interest expense

(3)         Equals extraordinary income minus extraordinary expense

Major currencies

Average exchange rates	Three months ended	Twelve months ended	Three months ended
per € 1	March 31, 2012	December 31, 2012	March 31, 2013

US$	1.31082	1.28479	1.31999

AUD	1.24247	1.24071	1.27073

GBP	0.83448	0.81087	0.85102

CNY	8.26924	8.10523	8.21679

JPY	103.99323	102.49188	121.78032

April 29, 2013 Ordinary Stockholders’ Meeting — Voting results

1.             The approval of the Statutory Financial Statements for the year ended December 31, 2012.

Shares represented at the Stockholders’ Meeting no. 379,992,875, equal to 79.82% of the issued share capital

No. 368,057,719 votes in favor, equal to 96.86% of the votes represented at the Stockholders’ Meeting and to 77.32% of the Company’s issued share capital;

No. 44,292 votes against, equal to 0.012% of the votes represented at the Stockholders’ Meeting and to 0.009% of the Company’s issued share capital;

No. 82,767 of abstentions, equal to 0.022% of the votes represented at the Stockholders’ Meeting and to 0.017% of the Company’s issued share capital;

No. 11,808,097 shares did not vote.

2. The allocation of net income and the distribution of dividends.

Shares represented at the Stockholders’ Meeting no. 379,992,875, equal to 79.82% of the issued share capital

No. 379,901,074 votes in favor, equal to 99.98% of the votes represented at the Stockholders’ Meeting and to 79.8% of the Company’s issued share capital;

No. 20,096 votes against, equal to 0.005% of the votes represented at the Stockholders’ Meeting and to 0.004% of the Company’s issued share capital;

No. 71,705 of abstentions, equal to 0.019% of the votes represented at the Stockholders’ Meeting and to 0.015% of the Company’s issued share capital;

3.  The approval of the incentive compensation plan ‘Performance Shares Plan 2013-2017’ in accordance with article 114-bis of Legislative Decree no. 58/1998.

Shares represented at the Stockholders’ Meeting no. 379,992,875, equal to 79.82% of the issued share capital

No. 330,494,391 votes in favor, equal to 86.97% of the votes represented at the Stockholders’ Meeting and to 69.43% of the Company’s issued share capital;

No. 49,251,409 votes against, equal to 12.96% of the votes represented at the Stockholders’ Meeting and to 10.35% of the Company’s issued share capital;

No. 247,075 of abstentions, equal to 0.065% of the votes represented at the Stockholders’ Meeting and to 0.052% of the Company’s issued share capital;

4. An advisory vote on the first section of the Company’s Remuneration Report in accordance with article 123-ter, paragraph 6 of Legislative Decree no. 58/1998.

Shares represented at the Stockholders’ Meeting no. 379,992,875, equal to 79.82% of the issued share capital

No. 370,032,032 votes in favor, equal to 97.38% of the votes represented at the Stockholders’ Meeting and to 77.73% of the Company’s issued share capital;

No. 6,008,997 votes against, equal to 1.58% of the votes represented at the Stockholders’ Meeting and to 1.26% of the Company’s issued share capital;

No. 3,951,846 of abstentions, equal to 1.04% of the votes represented at the Stockholders’ Meeting and to 0.83% of the Company’s issued share capital.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: May 1, 2013		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER